Shelron Group Inc.
                            29 Broadway, suite 1510,
                               New York, NY 10006
                                       USA



                               Date: March 2, 2006

PLEASE DELIVER THE FOLLOWING PAGES TO:

              Name: Mr. Jason Niethamer
              Organization: United States Securities and Exchange Commission
                            Division of Corporation Finance
              Fax Number:   (202) 772-9210   Phone number:  (202) 836-3855

SENDER INFORMATION:

              From: Eliron Yaron
              Organization: Shelron Group Inc.
              Fax number:  (646) 219-8003   Phone number:  (216) 836-4041


RE: Shelron Group Inc.
    Your fax dated: February 22, 2006
    Your Letter dated: December 30, 2005
    Extension for providing response


Dear Mr. Niethamer,

Following your fax dated as above referred, I will appreciate much the granting of an extension in order to provide you with a response. Our Company and personnel are presently been audited in connection with the Company's Form 10KSB for Fiscal year ended December 31, 2005.

It is estimated that the Company will provide you with a response no later than March 31, 2006.

Sincerely,

Eliron Yaron

/s/ Eliron Yaron